UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Facebook, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30303M 102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

Introduction:	This Amendment No. 1 to the Schedule 13G filed on February 14, 2013 is being filed to amend (i) the number of shares the Reporting Person had sole voting and dispositive power over, (ii) the number of shares the Reporting Person had shared voting and dispositive power over, (iii) the number of shares the Reporting Person beneficially owned in the aggregate and (iv) the percent of the class of stock of the Issuer represented in (iii).

Page 2 of 6 pages

CUSIP No. 30303M 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dustin A. Moskovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 55,688,052(1)(2)
	6.	Shared Voting Power 68,938,831(3)(4)
	7.	Sole Dispositive Power 55,688,052(1)(2)
	8.	Shared Dispositive Power 68,938,831(3)(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,626,883(1)(2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 7.18%(2)(5)(6)(7)
12.	Type of Reporting Person (See Instructions) IN

1)	Consists of (i) 55,513,887 shares of Class A Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin A. Moskovitz Trust dated December 27, 2005 and (ii) 174,165 shares of Class A Common Stock held of record by Dustin A. Moskovitz, Trustee of The Justin M. Rosenstein 2009 Trust.
2)	Pursuant to Rule 13d–4, the Reporting Person disclaims beneficial ownership of the 174,165 of the shares of Class A Common Stock held of record by Mr. Dustin A. Moskovitz, Trustee of The Justin M. Rosenstein 2009 Trust, and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.
3)	Consists of (i) 4,850,835 shares of Class A Common Stock held of record by Justin M. Rosenstein, Trustee of The Dustin A. Moskovitz 2009 Trust, (ii) 195,083 shares of Class A Common Stock held of record by The CTF Trust dated December 27, 2012, of which Mr. Dustin A. Moskovitz is Co-Trustee, (iii) 49,562,058 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin A. Moskovitz Trust dated December 27, 2005 and (iv) 14,330,855 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin Moskovitz 2008 Annuity Trust dated March 10, 2008. The 49,562,058 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin A. Moskovitz Trust dated December 27, 2005 and 14,330,855 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin Moskovitz 2008 Annuity Trust dated March 10, 2008 are subject to a voting agreement between Mark Zuckerberg, the Issuer, and such stockholder, and over which, under all but certain limited circumstances, Mark Zuckerberg holds an irrevocable proxy.
4)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
5)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by Dustin A. Moscovitz, which is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person.
6)	Based on 1,671,277,621 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B Common Stock beneficially owned by Dustin A. Moscovitz, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
7)	Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 761,427,574 shares of Class B Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, including the 63,892,913 shares of Class B Common Stock beneficially owned by Dustin A. Moscovitz. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

Page 3 of 6 pages

Item 1.

(a) Name of Issuer Facebook, Inc.

(b) Address of Issuer’s Principal Executive Offices 1601 Willow Road, Menlo Park, California 94025

Item 2.

(a) Name of Person Filing

Dustin A. Moskovitz

(b) Address of Principal Business Office or, if none, Residence 244 Jackson Street, Suite 300, San Francisco, CA 94111

(c) Citizenship United States of America

(d) Title of Class of Securities Class A Common Stock

(e) CUSIP Number 30303M 102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Dustin A. Moskovitz: 124,626,883(1)(2)(3)(4)

(b) Percent of class:

Dustin A. Moskovitz: 7.18%(2)(5)(6)(7)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Dustin A. Moskovitz: 55,688,052(1)(2)

(ii)	Shared power to vote or to direct the vote
Dustin A. Moskovitz: 68,938,831(3)(4)

(iii)	Sole power to dispose or to direct the disposition of
Dustin A. Moskovitz: 55,688,052(1)(2)

(iv)	Shared power to dispose or to direct the disposition of
Dustin A. Moskovitz: 68,938,831(3)(4)

1)	Consists of (i) 55,513,887 shares of Class A Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin A. Moskovitz Trust dated December 27, 2005 and (ii) 174,165 shares of Class A Common Stock held of record by Dustin A. Moskovitz, Trustee of The Justin M. Rosenstein 2009 Trust.

2)	Pursuant to Rule 13d–4, the Reporting Person disclaims beneficial ownership of the 174,165 of the shares of Class A Common Stock held of record by Mr. Dustin A. Moskovitz, Trustee of The Justin M. Rosenstein 2009 Trust, and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

3)

Consists of (i) 4,850,835 shares of Class A Common Stock held of record by Justin M. Rosenstein, Trustee of The Dustin A. Moskovitz 2009 Trust, (ii) 195,083 shares of Class A Common Stock held of record by The CTF Trust dated December 27, 2012, of which Mr. Dustin A. Moskovitz is Co-Trustee and (iii) 49562,058 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin A. Moskovitz Trust dated December 27, 2005 and (iv) 14,330,855 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin Moskovitz 2008 Annuity Trust dated March 10, 2008. The 49,562,058 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin A.

Page 4 of 6 pages

Moskovitz Trust dated December 27, 2005 and 14,330,855 shares of Class B Common Stock held of record by Dustin A. Moskovitz, Trustee of The Dustin Moskovitz 2008 Annuity Trust dated March 10, 2008 are subject to a voting agreement between Mark Zuckerberg, the Issuer, and such stockholder, and over which, under all but certain limited circumstances, Mark Zuckerberg holds an irrevocable proxy.

4)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

5)	Based on the aggregate number of shares of Class B Common Stock beneficially owned by Dustin A. Moscovitz, which is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person.

6)	Based on 1,671,277,621 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B Common Stock beneficially owned by Dustin A. Moscovitz, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

7)	Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 761,427,574 shares of Class B Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, including the 63,892,913 shares of Class B Common Stock beneficially owned by Dustin A. Moscovitz. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013

DUSTIN A. MOSKOVITZ

/s/ Dustin A. Moskovitz
Name: Dustin A. Moskovitz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 6 pages